SOCKEYE SEAFOOD GROUP, INC.

October 9, 2006

Ms. Raquel Howard, Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
202 Fifth Street N.W.
Washington, DC 20549

RE:      Sockeye Seafood Group, Inc.
    Item 4.01 Form 8-K
    Filed August 11, 2006
    File No. 0-51197

Dear Ms. Howard:

In response to your letter regarding the above-referenced filing, I herewith respectfully provide the following responses, keyed to correspond to your enumerated comments:

1.	Please see the revised first paragraph.
2.	Please see the revised second paragraph.
3.	Please see Exhibit 16 attached hereto.

We hereby acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in the subject Form 8-K filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thanks you very much for your kind cooperation and assistance in this matter.

Sincerely,

/s/ Sheldon Goldberg,
President and CEO

400-601 West Broadway
Vancouver BC V5Z 4C2 CANADA
Phone: 604-675-6872 Fax: 604-713-8601
Email: fish@sockeyeseafood.com http://www.sockeyeseafood.com